EXHIBIT 99.1
US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter and Year ended March 31, 2008

Fiscal 2009 revenues expected to grow 19% - 21%; to reach $ 5 billion

Reports fiscal 2008 revenues of $ 4.18 billion; YoY growth of 35%

Bangalore, India – April 15, 2008

Highlights

Consolidated results for the quarter ended March 31, 2008

  Fourth quarter revenues at $ 1,142 million, up by 32.3% from the corresponding quarter last fiscal
  Earnings per American Depositary Share (ADS)* increased to $ 0.55 from $ 0.46 in the corresponding quarter last fiscal; YoY growth of 19.6%
  40 new clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 5,947 employees (net 2,586) for the quarter by Infosys and its subsidiaries
  91,187 employees as on March 31, 2008 for Infosys and its subsidiaries
  Special Dividend of Rs. 20 per ADS (equivalent to $ 0.50 per ADS at the prevailing exchange rate of Rs. 40.02 per US$) and a final dividend Rs. 7.25 per ADS (equivalent to $ 0.18 per ADS at the prevailing exchange rate of Rs. 40.02 per US$). The dividends are payable on the ADSs outstanding as on record date, at the prevailing exchange rate on the payment date and are subject to approval by the shareholders.
  The Company’s current financial policy is to pay dividends up to 20% of net profits. The Board has decided to increase the dividend pay-out ratio to up to 30% of net profits effective fiscal 2009.

*The tax provision for quarter ended March 31, 2008 and fiscal 2008 includes a tax reversal of $ 5 million and $ 30 million. Excluding this the earnings per share for the quarter and year ended March 31, 2008 would have been $ 0.54 and $ 1.98 resulting in a YOY growth of 31.7% and 33.8% respectively.

Outlook for the quarter ending June 30, 2008 and fiscal 2009

Quarter ending June 30, 2008

  Consolidated revenues are expected to be in the range of US$ 1,142 million and US$ 1,145 million; YoY growth of 23.1% – 23.4%
  Consolidated earnings per American Depositary Share** are expected to be US$ 0.52; YoY growth of 18.2%

Fiscal year ending March 31, 2009

  Consolidated revenues are expected to be in the range of US$ 4.97 billion and US$ 5.05 billion; YoY growth of 19.0% – 21.0%
  Consolidated earnings per American Depositary Share** are expected to be between US$ 2.31 and US$ 2.35; YoY growth of 16.7% – 18.7%

** Excluding tax reversal of US$ 5 million and US$ 30 million for the quarter and year ended March 31, 2008 respectively

“Our Global Delivery Model, combined with our consulting and solution capabilities, provides a strong platform for customers seeking efficiencies in their IT spend,” said S. Gopalakrishnan, CEO and Managing Director. “Thus, while there could be short-term challenges due to global economic uncertainties, we as a company see significant growth opportunities in the medium to long term.”

Market leaders across industry verticals continued to leverage Infosys’ solutions and services to transform their businesses and compete effectively in a dynamic business environment.

Leading manufacturers are partnering with Infosys to improve their competitiveness. A top carmaker is consolidating its contact centers with Infosys’ expertise. A manufacturer of aerostructures is leveraging Infosys’ engineering services. For a leading automotive supplier, Infosys is implementing a next-generation services business platform built on Siebel and Oracle Fusion technologies. Infosys is advising an automobile manufacturer to transform its end-customer experience by developing its contact center consolidation strategy.

A data storage supplier has sought Infosys’ advice to redesign its website to improve brand awareness. A US agribusiness and food company has signed up Infosys for supply chain management, global trade management and procurement. An automotive equipment manufacturer has engaged Infosys to set up a distributed workflow management system to reduce operational costs.

A leading online community is leveraging Infosys’ Web 2.0 expertise to redesign its website for improved effectiveness. A power equipment manufacturer is using Infosys’ help to migrate its legacy data systems.

Infosys is performing multiple business capability improvement initiatives for a global services company. A leading public safety organization used Infosys’ expertise for database consolidation and localization and an oil and gas industry leader has chosen Infosys as a strategic partner to meet its enterprise IT needs.

Growth in new markets was strong. In the Middle East, Infosys defined the IT strategy and roadmap for the smelter operations of an aluminum producer and defined and designed a world-class QA framework for the IT organization of a transit authority.

Infosys is delivering a complete set of IT Infrastructure managed services to a multi-brand retail leader in the US and helping a global logistics leader define its application landscape and create a roadmap for future IT programs.

“We crossed a significant milestone reaching US$ 1 billion in net profits during the year. We also have successfully maintained our margins during the year, despite an 11% appreciation in the rupee,” said V. Balakrishnan, Chief Financial Officer. “Our special dividend payment is to celebrate the achievement of the US$ 1 billion net income milestone and is in line with our desire to balance the cash required in the business with that of enhancing returns to our shareholders.”

About the company

Infosys Technologies Ltd. (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. Infosys creates these solutions for its clients by leveraging its domain and business expertise along with a complete range of services. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 91,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and on Form 6-K for the quarters ended June 30, 2007, September 30, 2007 and December 31,2007. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekhar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

(Dollars in millions except per share data)
	As of
	March 31, 2007	March 31, 2008
	(1)
ASSETS
Current Assets
Cash and cash equivalents	$ 1,403	$ 2,058
Investments in liquid mutual fund units	6	18
Trade accounts receivable, net of allowances	565	824
Unbilled revenue	74	120
Prepaid expenses and other current assets	48	110
Deferred tax assets	2	2
Total current assets	2,098	3,132
Property, plant and equipment, net	738	1,022
Goodwill	128	150
Intangible assets, net	20	25
Deferred tax assets	19	66
Advance income taxes	33	55
Other assets	37	42
Total Assets	$ 3,073	$ 4,492
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$ 6	$ 13
Income taxes payable	4	100
Client deposits	1	1
Unearned revenue	72	71
Other current liabilities	272	386
Total current liabilities	355	571
Non-current liabilities
Other non-current liabilities	1	11
Stockholders’ Equity
Common stock 600,000,000 equity shares authorized, Issued and outstanding – 571,209,862 and 571,995,758 as of March 31, 2007 and March 31, 2008 respectively	64	64
Additional paid-in capital	692	718
Accumulated other comprehensive income	90	311
Retained earnings	1,871	2,817
Total stockholders’ equity	2,717	3,910
Total Liabilities And Stockholders’ Equity	$ 3,073	$ 4,492
(1) March 31, 2007 balances were obtained from audited financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)
	Three months ended March 31,		Year ended March 31,
	2007	2008	2007 (Audited)	2008
Revenues	$ 863	$ 1,142	$ 3,090	$ 4,176
Cost of revenues	497	664	1,777	2,453
Gross profit	366	478	1,313	1,723
Operating Expenses:
Selling and marketing expenses	62	56	209	230
General and administrative expenses	66	91	249	334
Amortization of intangible assets	1	2	3	8
Total operating expenses	129	149	461	572
Operating income	237	329	852	1,151
Gain on sale of long term investment	-	-	1	-
Other income, net	28	35	83	175
Income before income taxes and minority interest	265	364	936	1,326
Provision for income taxes	6	53	84	171
Income before minority interest	$ 259	$ 311	$ 852	$ 1,155
Minority interest	-	-	2	-
Net income	$ 259	$ 311	$ 850	$ 1,155
Earnings per equity share
Basic	$ 0.46	$ 0.55	$ 1.53	$ 2.03
Diluted	$ 0.45	$ 0.54	$ 1.50	$ 2.02
Weighted average equity shares used in computing earnings per equity share
Basic	559,944,338	568,993,467	554,018,739	568,564,740
Diluted	569,893,498	570,156,602	566,110,582	570,368,975